UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                St. Joseph, Inc.
                                ----------------
                                (Name of Issuer)

                          Common Stock, par value $.001
                          -----------------------------
                         (Title of Class of Securities)

                                   85231M 10 3
                                   -----------
                                 (CUSIP Number)

             John H. Simmons, 12 Lee Court, Trophy Club, Texas 76262
             -------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 17, 2006
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ".

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Schedule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

============ ======================================================================================
     1       Name of Reporting Person, I.R.S. Identification No. of Above Person (Entities Only)

                                                        John H. Simmons
------------ --------------------------------------------------------------------------------------
     2       Check the Appropriate Box if a Member of a Group
             (a) "
             (b) "
------------ --------------------------------------------------------------------------------------
     3       SEC Use Only
------------ --------------------------------------------------------------------------------------
     4       Source of Funds
                                           PF
------------ --------------------------------------------------------------------------------------
     5       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
             Items 2(d) or 2(e) [ ]
------------ --------------------------------------------------------------------------------------
     6       Citizenship or Place of Organization
                                                                       U.S.
-------------------- --------- --------------------------------------------------------------------
                        7      Sole Voting Power
                                                                  3,075,000 shares
Number of
                     --------- --------------------------------------------------------------------
Shares                  8      Shared Voting Power
Beneficially                                                            0
Owned by
                     --------- --------------------------------------------------------------------
Each Reporting          9      Sole Dispositive Power
Person With                                                      3,075,000 shares
                     --------- --------------------------------------------------------------------
                        10     Shared Dispositive Power
                                                                        0
------------ --------------------------------------------------------------------------------------
    11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                 3,075,000
------------ --------------------------------------------------------------------------------------
    12       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  /x/

------------ --------------------------------------------------------------------------------------
    13       Percent of Class Represented by Amount in Row (11)

                                                                   38.4%
------------ --------------------------------------------------------------------------------------
    14       Type of Reporting Person
                                                                    IN
============ ======================================================================================

Item 1.  Security and Issuer.
-------  -------------------

         This statement relates to the Common Stock, par value $.001, of St. Joseph, Inc. (the "Company") and amends the original filing of John H. Simmons ("Mr. Simmons") on Schedule 13D, dated September 10, 2004.

Item 2.  Identity and Background

         (c) Mr. Simmons' business address has been changed to 12 Lee Court, Trophy Club, Texas 76262

         (d) Mr. Simmons resigned as President and CEO of the Company and any subsidiaries. He is currently engaged in the management of personal investments.

Item 4.  Purpose of Transaction.
-------------------------------

         In the original filing on Schedule 13D, Mr. Simmons stated that he did not have any specific plans or proposals that relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

         Effective August 17, 2006, and due to the circumstances set forth below, Mr. Simmons has potentially changed his plans or proposals with respect to the Company and is therefore reserving the right to take any and all actions as he deems appropriate with respect to his investment in the Company, including, without limitation:

         1. Making proposals to the Company concerning the capitalization and operations of the Company;

         2. Communicating with other stockholders, conducting solicitations or withhold campaigns under the proxy rules;

         3. Purchasing additional Common Stock in the open market or in private transactions, or selling some or all of his Common Stock;

         4. Filing suit against one or more directors of the Company; or

         5. Changing his intention with respect to any and all matters referred to in this Item 4.

Additionally, Mr. Simmons may in the future submit to the Company nominations of directors for election to the Board of Directors or stockholder proposals as and to the extent permitted by, and subject to the limitations contained in, the Company's certificate of incorporation and bylaws.

         The reasons for the foregoing change in plans and/or proposals are as follows:

      o Company's Refusal to Permit Stock Option Exercise. Although Mr. Simmons has been granted an option to purchase 1,750,000 shares of Common Stock at an exercise price of $.10 per share, such option was approved by the Company's board of directors and shareholders and has been routinely disclosed in the Company's SEC filings, the Company has to date frustrated Mr. Simmons' attempted exercise of the option prior to the record date for the August 24, 2006 annual meeting of shareholders. Mr. Simmons believes that the purpose of these actions is to materially lower Mr. Simmons' voting power at such meeting. Mr. Simmons also believes that the Company breached its obligations under the federal securities laws in connection with the setting of the record date and calling of the annual meeting, and that Mr. Simmons has been damaged by these actions.

      o Company's Refusal to Repay Indebtedness to Mr. Simmons. Mr. Simmons loaned the Company funds when other financing was unavailable, and repayment of the loan is now past due. The Company has made no effort to arrange any extension, modification or settlement regarding repayment of this note. The Company has made material misstatements to its shareholders regarding alleged offsets to such repayment.

      o Attempted Wrongful Conversion of Mr. Simmons' Stock Certificates. Mr. Simmons submitted stock certificates representing 1,325,000 shares to the Company's transfer agent for reissuance on July 6, 2006. The transfer agent did not process the reissuance for more than one month and during that period ignored requests by Mr. Simmons to either speak with him or simply return the stock certificates without processing the reissuance instructions. Mr. Simmons received a certified letter from the transfer agent, dated August 4, 2006, indicating that the transfer agent was intending to interplead the certificates into a court as a result of "an adverse claim instruction" placed against the certificates, as to which the Company had provided notice to the transfer agent. The Company has never advised Mr. Simmons of the nature of such claim or made any reference to such claim in its recent proxy materials, which reflect Mr. Simmons as the sole beneficial owner of his shares of Common Stock. The transfer agent refuses to advise Mr. Simmons as to the whereabouts of his stock certificate. Mr. Simmons believes that the Company is either attempting to preclude Mr. Simmons from selling any of his shares under Rule 144 or is planning to wrongfully convert some of his ownership. Mr. Simmons believes this conduct violates the Company's and transfer agent's obligations to public shareholders and is not consistent with Article 8 of the Uniform Commercial Code.

      o Proposed Changes in Board Composition. The Company's recent proxy statement discloses that the board of directors has recommended the replacement of two of its independent board members (Milton Harbuck and Kimberly Samon) with two persons who are employees of Mr. David W.D. Core. The Company has failed to disclose material information regarding these proposed nominees and their relationship to Mr. Core, as well as information regarding Mr. Core's intentions for the Company and its governance. Mr. Core has failed to file a Schedule 13D with the SEC, despite his ownership of more than 5% of the Company's outstanding Common Stock, which would provide the shareholders with additional material information.

      o Company's DeFacto Removal of Mr. Simmons as CEO. In May 2006, a majority of the board of directors pressured Mr. Simmons into submitting his resignation as CEO and director, threatening his removal from these positions as a result of alleged improper expenditures charged to the Company. Mr. Simmons believes that all of the allegations are without merit, that the expenditures were proper business expenses and that the allegations were intended solely for the purpose of effecting a change of control of the Company and/or reducing Mr. Simmons' equity ownership. In any event, the aggregate of any such expenditures brought to Mr. Simmons' attention were immaterial and were vastly exceeded by sums owed to him by the Company. The Company's Common Stock has experienced a decline of 44% of its market value from the date of Mr. Simmons' departure through August 16, 2006. Certain of the Company's shareholders have expressed concern to Mr. Simmons regarding the direction and control of the Company and accordingly have granted him a proxy to vote their shares of Common Stock at the annual meeting of the Company's shareholders.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

         (a) As of the date of this Amendment, Mr. Simmons is the beneficial owner of an aggregate of 3,125,000 shares of Common Stock of the Company. Such number of shares represents approximately 38.4% of the total outstanding Common Stock of the Company (adjusted for the exercise of Mr. Simmons' options).

         (b) Mr. Simmons has sole investment and dispositive power over the shares of Common Stock described in (a) above. In addition, Mr. Simmons has been granted a proxy from the persons noted below to vote their shares of Common Stock at the Company's annual meeting of shareholders on August 24, 2006. Mr. Simmons disclaims beneficial ownership as to the shares of Common Stock for which he has been granted a voting proxy at the upcoming annual meeting of shareholders of the Company.


         Name and Address (citizenship)                    Number of Shares
         ------------------------------                    ----------------

         Phyllis Bell (US)                                    350,368
         Rt. 1, Box 650
         Haskell, OK  74436

         Donald S. Karo Trust/Donald S.,                       80,000
         Priscilla Karo TTEE(US)
         4125 East 101st Place
         Tulsa, OK  74137

         Zak Karo(US)                                         100,000
         124 East 31st Street, Suite A
         Tulsa, OK  74105

----------
During the last five years, to the knowledge of Mr. Simmons, none of the above persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
--------------------------------------------------------------------------------
Securities of the Issuer.
-------------------------

         Reference is made to Item 5(b) above for a description of the proxies granted to Mr. Simmons in respect of an aggregate of 530,368 shares of Common Stock. A copy of the form of these proxies is furnished as an exhibit to this
Schedule 13D.


Item 7.  Material to be Filed as Exhibits.
-------  --------------------------------

1. Form of proxy received from shareholders

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ John H. Simmons
-------------------
John H. Simmons

Date:  August 18, 2006

                                    Exhibit 1
                                    ---------


                        Annual Meeting of Shareholders of
                        ---------------------------------
                                St. Joseph, Inc.
                                ----------------


         The undersigned hereby appoints John H. Simmons his/her proxy, with full power of substitution and revocation, for and in the name, place and stead of the undersigned, to vote upon and act with respect to all of the shares of common stock of St. Joseph, Inc. standing in the name of the undersigned or with respect to which the undersigned is entitled to vote and act at the Annual Meeting of Shareholders to be held on August 24, 2006, or at any adjournment or postponement thereof.

         The undersigned hereby revokes any proxy or proxies heretofore given to vote upon or act with respect to such stock and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

         Please sign exactly as your name appears on your share certificates. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.


Signature:  ________________________________

Date:       ________________________________

Signature:  ________________________________

Date:       ________________________________